R.J. O’Brien Fund Management LLC

June 24, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549
Attention:	Ms. Erin Martin

Re:	Withdrawal of Post-Effective Amendment No. 3 to Registration Statement on Form S-1 of RJO Global Trust (formerly known as JWH Global Trust) filed on July 26, 2007 - (File No. 333-119560)

Ladies and Gentlemen:

The aforementioned registrant, RJO Global Trust (the “Trust”), hereby requests that the Commission withdraw the above-referenced Registration Statement.

The Trust is withdrawing the above-referenced Registration Statement on the grounds that securities under the Registration Statement are not being actively offered. No securities were sold under the above-referenced Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless the Trust receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please do not hesitate to contact me.

Sincerely, RJO GLOBAL TRUST

By:	R.J. O'Brien Fund Management, LLC its managing owner

By:	/s/ Annette A. Cazenave
Annette A. Cazenave
Executive Vice President

222 South Riverside Plaza, Suite 900, Chicago, Illinois 60606     P:312.373.5000     W:www.rjobrien.com